Exhibit i(1)

Kirkpatrick & Lockhart llp  1800 Massachusetts Avenue, NW
                            Second Floor
                            Washington, DC 20036-1800
                            202.778.9000
                            www.kl.com


April 25, 2000

Variable Insurance Products Fund II
82 Devonshire Street
Boston, Massachusetts 02109

Ladies and Gentlemen:

 You have requested our opinion, as counsel to Variable Insurance Products Fund II (the "Trust"), as to certain matters regarding the issuance of Shares of the Trust. As used in this letter, the term "Shares" means the Initial Class, Service Class, and Service Class 2 shares of beneficial interest of Asset Manager Portfolio, Asset
Manager: Growth Portfolio, and Contrafund Portfolio, and the Initial Class and Service Class 2 shares of beneficial interest of Index 500 Portfolio and Investment Grade Bond Portfolio, each a series of the Trust.

 As such counsel, we have examined certified or other copies, believed by us to be genuine, of the Trust's Declaration of Trust and by-laws and such resolutions and minutes of meetings of the Trust's Board of Trustees as we have deemed relevant to our opinion, as set forth herein. Our opinion is limited to the laws and facts in existence on the date hereof, and it is further limited to the laws (other than the conflict of law rules) in the Commonwealth of Massachusetts that in our experience are normally applicable to the issuance of shares by unincorporated voluntary associations and to the Securities Act of 1933 ("1933 Act"), the Investment Company Act of 1940 ("1940 Act") and the regulations of the Securities and Exchange Commission ("SEC") thereunder.

 Based on present laws and facts, we are of the opinion that the issuance of the Shares has been duly authorized by the Trust and that, when sold in accordance with the terms contemplated by Post-Effective Amendment No. 32 to the Trust's Registration Statement on Form N-1A and each subsequent Post-Effective Amendment ("PEA") to said registration statement, including receipt by the Trust of full payment for the Shares and compliance with the 1933 Act and the 1940 Act, the Shares will have been validly issued, fully paid and non-assessable.

 The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that all persons extending credit to, contracting with or having any claim against the Trust or the Trustees shall look only to the assets of the appropriate series of the Trust for payment under such credit, contract or claim; and neither the shareholders nor the Trustees, nor any of their agents, whether past, present or future, shall be personally liable therefor. It also requires that every note, bond, contract or other undertaking issued by or on behalf of the Trust or the Trustees relating to the Trust shall include a recitation limiting the obligation represented thereby to the Trust and its assets. The Declaration of Trust further provides: (1) for indemnification from the assets of the series of the Trust for all loss and expense of any shareholder held personally liable for the obligations of the Trust by virtue of ownership of shares of the Trust; and (2) for the series of the Trust to assume the defense of any claim against the shareholder for any act or obligation of the series of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or series would be unable to meet its obligations.

 We hereby consent to this opinion accompanying or being incorporated by reference in the PEA when it is filed with the SEC.

      Very truly yours,

         KIRKPATRICK & LOCKHART LLP
      /s/Kirkpatrick & Lockhart LLP